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EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS
                 (In thousands, except earnings per share data)

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                               Six months ended
                                   June 30
                                   2000          1999
                                   ----          ----

Net (loss) income                 ($320)         ($592)
Basic earnings per common share   ($.10)         ($.14)
Diluted earnings per common share ($.10)         ($.14)
Weighted average common shares
outstanding                       8,539          5,595
Weighted average common shares
outstanding assuming              11,228         5,595
dilution

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